 Exhibit 99.4

Subject: Exciting news: Acquisition of Paya

Dear colleagues,

We have just announced some awesome news which I am excited to share with you.

We have entered into a definitive agreement to acquire Paya, a leading provider of integrated payment and commerce solutions, in an all-cash transaction at USD $9.75 per share for total consideration of approximately $1.3 billion.

This is a really important day for Nuvei. Our strategy over the past year has been to explore acquisition opportunities that strengthen our position in the market, better serve our customers, and scale our global footprint. Purchasing Paya is a superb opportunity to do all of these and more.

Strategic rationale

This is a smart acquisition, and a good deal for both companies..

Acquiring Paya diversifies our business across underpenetrated and non-cyclical verticals. We are amplifying our existing growth strategy and unlocking avenues to expand our presence in new and exciting markets and geographies with large TAMs. This includes bringing our industry-leading technology to fast-growing B2B verticals as well as high-growth integrated payments opportunities.

Our shared cultures of being people-first, technology-led businesses also make this a great fit into our vision for the future of Nuvei.

What happens next?

As is always the case with an acquisition, the first priority is to keep driving through close, which we expect in the first quarter of 2023. This is subject to Paya shareholder approval, regulatory approvals, and other customary closing conditions.

But I also know people will have some questions about what happens post-close.

We are finalizing our integration plan and combined organizational structure to optimize the opportunities of our new combined talent, technology and IP. There is no limit to what we can achieve as one unified, powerful organization. Over the next year we will be on a journey to integrate the business, maximize the opportunity, and stimulate collaboration among the workforce.

Keeping you informed

Although this represents a transformative new era for us, it’s just the beginning. We will continue to communicate clearly and frequently about our plans and what to expect during integration. Our success will depend on all of us working together. I know you will embrace this fantastic opportunity and welcome our new colleagues to our Nuvei family of rock stars.

You can read more about the acquisition in the formal press release and you will soon receive a calendar invite to join me for a Town Hall later this week or early next week, where I will lay out in greater detail the strategic rationale for this transaction.

I can’t wait to start the next chapter in our business.

Phil

Philip Fayer, Nuvei Chair and CEO